UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ChinaEDU Corporation
(Name of Issuer)

Ordinary Shares in the form of American Depositary Shares
 (Title of Class of Securities)

16945L107
(CUSIP Number)

Trent Stedman
799 Central Avenue
Suite 350
Highland Park, Illinois  60035
(201) 793-0515

Copy to:

Mark D. Wood
525 W. Monroe Street
Chicago, IL  60661
(312) 902-5493
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  16945L107

1	NAMES OF REPORTING PERSON New Vernon Aegir Master Fund Ltd. SS OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON 98-0683760
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,491,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,491,408
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,491,4081	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.13%2
14	TYPE OF REPORTING PERSON CO

________________________

1 As of April 25, 2011, the Reporting Person beneficially owns 1,497,136 American Depositary Shares, representing 4,491,408 underlying Ordinary Shares.

2 Based on the 55,247,329 Ordinary Shares outstanding as of December 31, 2009, as reported by the Issuer on the most recent Form 20-F filed June 30, 2010 with the Securities and Exchange Commission.

CUSIP No.  16945L107

1	NAMES OF REPORTING PERSON New Vernon Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,491,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,491,408
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,491,4083	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.13%4
14	TYPE OF REPORTING PERSON IA

________________________

3 See footnote 1.

4 See footnote 2.

CUSIP No.  16945L107

1	NAMES OF REPORTING PERSON New Vernon Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,491,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,491,408
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,491,4085	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.13%6
14	TYPE OF REPORTING PERSON IA

________________________

5 See footnote 1.

6 See footnote 2.

CUSIP No.  16945L107

1	NAMES OF REPORTING PERSON Trent Stedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,518,471
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,518,471
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,518,4717	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.18%8
14	TYPE OF REPORTING PERSON IN

________________________

7 The Reporting Person beneficially owns 1,506,157 American Depositary Shares, which represent 4,518,471 underlying Ordinary Shares.

8 See footnote 2.

   CUSIP No.  16945L107

1	NAMES OF REPORTING PERSON Thomas Patrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 357,897
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 357,897
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,8979	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.65%10
14	TYPE OF REPORTING PERSON IN

________________________

9 The Reporting Person beneficially owns 119,299 American Depositary Shares, which represent 357,897 underlying Ordinary Shares.

10 See footnote 2.

ITEM 1.	SECURITY AND ISSUER

This schedule relates to ordinary shares (“Ordinary Shares”) in the form of American Depositary Shares (“ADSs”), issued by ChinaEDU Corporation (the “Issuer”), the principal executive office of which is located at 4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing, 100007 People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

(a)
(i)	New Vernon Aegir Master Fund Ltd.
(ii)	New Vernon Investment Management LLC
(iii)	New Vernon Partners LLC
(iv)	Trent Stedman
(v)	Thomas Patrick

(b)
799 Central Avenue
Suite 350
Highland Park, Illinois  60035

(c)      This Schedule 13D is being filed by and on behalf of New Vernon Aegir Master Fund Ltd. (the “Fund”), which is an investment fund; New Vernon Partners LLC, the investment manager of the Fund; New Vernon Investment Management LLC (the “Investment Advisor”), the investment advisor of the Fund; Mr. Stedman, whose principal business is serving as the portfolio manager of the Investment Advisor; and Mr. Patrick, whose principal business is serving as a member of the Investment Advisor (collectively, the “Reporting Parties”).

(d)	No

(e)	No

(f)
(i)	New Vernon Aegir Master Fund Ltd., Cayman Islands
(ii)	New Vernon Investment Management LLC, Delaware
(iii)	New Vernon Partners LLC, Delaware
(iv)	Trent Stedman, United States of America
(v)	Thomas Patrick, United States of America

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 4,876,368 Ordinary Shares in the form of ADSs reported herein were acquired by the Reporting Persons for an aggregate purchase price of approximately $9,418,421 and were acquired with the investment capital of the Reporting Persons, as more fully detailed in Item 5 herein.

ITEM 4.	Purpose of Transaction

The Reporting Persons purchased ADSs from time-to-time between August 8, 2008 and March 1, 2011. At the time of such purchases, the Reporting Persons believed the ADSs were undervalued and represented an attractive investment opportunity.  The purchases of the ADSs were made in the Reporting Persons' ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

From time-to-time, representatives of the Reporting Persons have had conversations with the Issuer's management, including the Chief Executive Officer.  Discussions to date have related primarily to the business and operations, financial performance, capital structure and valuation of the Issuer.

The Reporting Persons believe the ADSs are significantly undervalued and have now determined to evaluate measures aimed at enhancing shareholder value for the benefit of all of the Issuer’s shareholders.  In connection with this process, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, communications with the Issuer’s management and board of directors, conversations with other shareholders or industry participants, and engaging investment bankers or other advisors.  Discussions may include, without limitation, proposals to the Issuer, other shareholders or industry participants concerning changes to the capitalization, ownership structure, board composition, or operations of the Issuer (including, for example, taking the company private, the sale of non-core assets, or payment of one or more extraordinary dividends).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Issuer's board of directors, other investment opportunities available to the Reporting Persons, price levels of the shares, and conditions in the securities markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by them, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)           As of the close of trading on April 25, 2011, (i) New Vernon Aegir Master Fund Ltd. directly beneficially owns (as that term is defined in Rule 13d-3 under the Act) 4,491,408 Ordinary Shares in the form of ADSs over which it has sole voting and dispositive power, (ii) Mr. Stedman directly beneficially owns 27,063 Ordinary Shares in the form of ADSs over which he has sole voting and dispositive power, and (iii) Mr. Patrick directly beneficially owns 357,897 Ordinary Shares in the form of ADSs over which he has sole voting and dispositive power.

New Vernon Investment Management LLC is the investment advisor of New Vernon Aegir Master Fund Ltd. and, as such, may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by New Vernon Aegir Master Fund Ltd. and, accordingly, may be deemed to indirectly beneficially own such shares.

New Vernon Partners LLC is the investment manager of New Vernon Aegir Master Fund Ltd. and, as such, may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by New Vernon Aegir Master Fund Ltd. and, accordingly, may be deemed to indirectly beneficially own such shares.

Mr. Stedman is a portfolio manager of New Vernon Investment Management LLC.  In such capacity, Mr. Stedman controls the trading of securities held by New Vernon Aegir Master Fund Ltd.  As a result of such role and otherwise by virtue of his relationship to New Vernon Aegir Master Fund Ltd., New Vernon Partners LLC and New Vernon Investment Management LLC, Mr. Stedman may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by New Vernon Aegir Master Fund Ltd. and, accordingly, may be deemed to indirectly beneficially own such shares.  As a result, Mr. Stedman may be deemed to beneficially own a total of 4,518,471 Ordinary Shares in the form of ADSs.

Thomas Patrick is a member of New Vernon Investment Management LLC.  By virtue of his relationship with New Vernon Investment Management LLC, Mr. Patrick may be deemed to be part of a group with the other Reporting Persons with respect to the Ordinary Shares in the form of ADSs of the Issuer.

The 8.13% of the Ordinary Shares in the form of ADSs beneficially owned by each of New Vernon Aegir Master Fund Ltd., New Vernon Partners LLC and New Vernon Investment Management LLC, the 8.18% of the Ordinary Shares in the form of ADSs beneficially owned by Mr. Stedman and the 0.65% of the Ordinary Shares in the form of ADSs beneficially owned by Mr. Patrick are based on 55,247,329 Ordinary Shares in the form of ADSs that were outstanding as of December 31, 2009 (as set forth on the Issuer’s Form 20-F filed June 30, 2010 with the Securities and Exchange Commission).

(b)           The response to Item 5(a) is incorporated herein by reference.

(c)           The following table sets forth all transactions with respect to the Ordinary Shares in the form of ADSs effected during the past sixty (60) days by any of the Reporting Persons.  Except as otherwise  indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	Shares Purchased (Sold)	Price Per Share/Exercise Price
New Vernon Aegir Master Fund Ltd.	3/1/2011	12,300	$7.59

(d)           The response to Item 5(a) is incorporated herein by reference.

(e)           Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth herein, there are no contracts, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Ordinary Shares in the form of ADSs.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 25, 2011	New Vernon Aegir Master Fund Ltd.
	By:	New Vernon Partners LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated as of April 25, 2011	New Vernon Investment Management LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated as of April 25, 2011	New Vernon Partners LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated as of April 25, 2011	/s/ Trent Stedman
Trent Stedman

Dated as of April 25, 2011	/s/ Thomas Patrick
Trent Stedman, Authorized Signatory for Thomas Patrick*

* Pursuant to Power of Attorney previously filed.